SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 25th, 2020

DATE, TIME AND PLACE: March 25th, 2020, at 10.50 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Norte, floor 12, room 1212, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina di Bartolomeo, and Pietro Labriola, either in person or by means of audio or videoconference, as provided in paragraph 2nd, Article 25 of the Company’s By-laws. It shall be registered that Mrs. Elisabetta Romano attended the discussions regarding item (7) of the Agenda.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To resolve on the Internal Annual Audit Plan (April 1st, 2020 to March 31st, 2021); (5) To resolve on the proposed adjustments to the metrics applicable to the incentive plans (Management by Objectives – MBO and Long Term Incentive – LTI); (6) To resolve on the terms and conditions for loan agreement and risk protection instruments (hedge) to be entered into by the Company's subsidiary, TIM S.A; and (7) Presentation on Business Continuity.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

MARCH 25th, 2020

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on March 25th, 2020, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on March 24th, 2020, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on March 24th, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Approved the Internal Audit’s Annual Work Plan for 2020, based on the favorable assessment of the CAE, recorded at its meeting held on March 24th, 2020, and on the material presented by Mr. Alberto Ragazzini, Director of the Internal Audit area of the Company.

(5) Approved the proposed adjustments to the metrics applicable to the incentive plans of the Company (Management by Objectives – MBO and Long Term Incentive – LTI), after the favorable opinion of the CR, recorded at its meeting held on March 25th, 2020, and on the terms and conditions described on the material presented.

(6) Approved (i) the execution of foreign currency loan (Law No. 4.131, of September 3rd, 1962) in the amount of, in national currency, equal up to R$1,000,000,000.00 (one billion Reais), to be entered into by the Company's subsidiary, TIM S.A., for the term of a year and half and with the final cost, equal or lesser than 160% CDI; and (ii) the execution of the respective swap agreement, to be entered into by the Company's subsidiary, TIM S.A., in order to hedge the interest rate risk. As a result of the execution of this(these) agreement(s), the Board of Directors also approved the execution of a guarantee by the Company related to the loan agreement and the execution of a promissory note by the subsidiary of the Company, TIM S.A., with the endorsement of the Company in the amount up to 120% of the loan agreement value. The agreements may be executed with one or more banks, up to the limit here established, and may or may not occur depending on the market conditions, based on the presented material. All Officers and attorneys-in-fact of the Company and its subsidiary, TIM S.A., the last one after the resolution of the competent corporate body, are authorized to perform all acts and take all necessary and required steps, for the execution of the loan agreement and related documents to the operation herein referred. This authorization shall be valid for the next 6 (six) months.

2

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

MARCH 25th, 2020

Additionally, the Board members approved the execution of swap operations’ agreements, to be entered into by the Company's subsidiary, TIM S.A, in order to hedge the interest rate risk of the credit lines already existents and exposed to variation of TJLP or IPCA, with exclusive purpose of hedge. The agreements may or may not occur depending on the market conditions, based on the presented material, and all Officers and attorneys-in-fact of the Company and its subsidiary, TIM S.A., the last one after the resolution of the competent corporate body, are authorized to perform all acts and take all necessary steps, for the execution of the operation herein referred.

(7) The Board members acknowledged on several preventive measures adopted by the Company’s management, in view of the progress and developments related to Covid-19. Such measures have as main purpose the protection of the health of its employees, customers, suppliers and the community in general, as well as the preservation and continuity of the Company’s business. The measures are in line with the strict control recommended by the World Health Organization and by the Brazilian and international authorities. The Company’s management has been monitoring the situation daily and assessed its effects on the Company’s activities.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina di Bartolomeo, and Pietro Labriola.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 25th, 2020.

JAQUES HORN

3

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

MARCH 25th, 2020

Secretary

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 25, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.